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                              September 8, 2021

       Bart Caraway
       Chief Executive Officer
       Third Coast Bancshares, Inc.
       20202 Highway 59 North, Suite 190
       Humble, TX 77338

                                                        Re: Third Coast
Bancshares, Inc.
                                                            Draft Registration
Statement Form S-1
                                                            Submitted August
12, 2021
                                                            CIK No. 0001781730

       Dear Mr. Caraway:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement Form S-1

       Our first amended and restated bylaws include an exclusive forum provision, page 58

   1. Please describe the risk that the choice of forum provision may increase the costs for shareholders to bring a
claim.
       Deposits, page 85

   2. Given the significance of large depositors (disclosed on page 29), please revise to address the following either
here or within MD&A:
                                                            Provide a
discussion of the types of entities from which these deposits are received as well as the
typical type of deposit;
                                                            Indicate if such
activities have been consistent over time and have helped to continue
 Bart Caraway
FirstName
Third CoastLastNameBart   Caraway
            Bancshares, Inc.
Comapany 8,
September  NameThird
              2021    Coast Bancshares, Inc.
September
Page 2     8, 2021 Page 2
FirstName LastName
              to grow the deposit base; and
                Disclose the number of large depositors that individually represent 10% or more of total deposits (if any).
Management's Discussion and Analysis of Financial Condition
Financial Condition
Loan Portfolio, page 100

3. Given the significance of the commercial real estate loans within in your portfolio, please revise to provide an enhanced discussion and a break-down of the types of collateral as well as the related loan-to-value ranges for these loans for the periods presented, discussing any trends.
Board Committees, page 126

4.       Please disclose here or in another appropriately captioned section the
nature of the board   s
         role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the
board   s leadership
         structure.
Consolidated Balance Sheets, page F-3

5. Please revise to separately present the allowance for credit losses on the face of the balance sheet either separately or parenthetically pursuant to Rule 9-03(7) of Regulation
         S-X.
Notes to Consolidated Financial Statements
1. Nature of Operations and Summary of Significant Accounting Policies
Loans and Allowance for Loan Losses, page F-9

6. We note your policy for origination fees and costs, including you policy for PPP loans, appears to not comply with ASC 310-20-35-2. Please provide us with your assessment for how you determined the impact of this policy is not material to your financial statements.
7. You disclose here that to date your troubled debt restructurings have been placed on non-
         accrual. However, on page 105 you have restructured loan   accruing
for each year
         presented in the table. Please revise or advise.
8. Stock Options and Warrants, page F-34

8. Please provide the disclosure requirements of ASC 718-10-50-2f-2ii in regards to the method(s) used to estimate the expected volatility.
General

9. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf
 Bart Caraway
Third Coast Bancshares, Inc.
September 8, 2021
Page 3
         have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.
       You may contact Lory Empie at 202-551-3714 or Michael Henderson at 202-551-3364 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameBart Caraway                                 Sincerely,
Comapany NameThird Coast Bancshares, Inc.
                                                               Division of
Corporation Finance
September 8, 2021 Page 3                                       Office of
Finance
FirstName LastName